FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
-OR-
☐         TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 001-32997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
909 Lake Carolyn Parkway, Suite 600
Irving, Texas 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNUM HUNTER RESOURCES CORPORATION
909 Lake Carolyn Parkway, Suite 600
Irving, Texas 75039

INDEX TO FINANCIAL STATEMENTS
page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedules
Schedule H, line 4a, Schedule of Delinquent Participant Contributions - Year Ended December 31, 2014	14
Schedule H, line 4i, Schedule of Assets (Held at End of Year) December 31, 2014	15
Index to Exhibits	17

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Plan Trustee
Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2014 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, schedule of assets (held at end of the year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Dallas, Texas
October 15, 2015

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
ASSETS
Investments, at fair value:
Mutual funds	$5,877,133	$4,587,971
Magnum Hunter common stock	1,837,650	2,947,451
Money market	280,363	—
Self-directed brokerage, excluding Magnum Hunter common stock	563,203	620,626
Total investments, at fair value	8,558,349	8,156,048

Receivables:
Employer contribution receivable	1,809,908	1,631,700
Participant contribution receivable	87,254	110,944
Notes receivable from participants	—	15,285
Total Assets	10,455,511	9,913,977

LIABILITIES
Due to broker for securities purchased	4	5
Total Liabilities	4	5

Net assets available for benefits	$10,455,507	$9,913,972

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2014	2013
Additions
Investment income:
Net realized and unrealized gains on investments	$—	$1,646,824
Interest and dividends	382,441	203,929
Total investment income	382,441	1,850,753

Contributions:
Participants	1,756,126	1,644,095
Employer match	1,809,908	1,631,700
Rollover and other	17,093	53,782
Total contributions	3,583,127	3,329,577
Total additions	3,965,568	5,180,330

Deductions
Net realized and unrealized losses on investments	2,503,980	—
Benefits paid to participants	920,053	392,855
Total deductions	3,424,033	392,855

Net increase	541,535	4,787,475
Net assets available for benefits, beginning of year	9,913,972	5,126,497
Net assets available for benefits, end of year	$10,455,507	$9,913,972

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

Plan Description

The following description of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. The Plan is sponsored by Magnum Hunter Resources Corporation (“Magnum Hunter” or the "Company" or "Employer" ). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established effective October 1, 2010 as a defined contribution plan covering employees of the Company who are twenty-one years of age or older and have completed one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company serves as the Plan Administrator. The record keeper for the Plan is July Business Services. Plan assets are held by the Trustee, Wilmington Trust Retirement and Institutional Services Company.

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death. The Plan includes an employee stock ownership feature that is intended to allow participants to share in the growth of the Company and obtain indirect ownership interest in the Company. Employees are eligible to participate in the Plan on the first day of the calendar month following attainment of age 21 and completion of one month of employment.

Contributions

Participants may contribute up to the maximum allowable Internal Revenue Service ("IRS") plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as amended (the "Code") as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation or a participant may make a Roth contribution which is taxed differently than the pre-tax deferral.

The Plan contains an automatic enrollment feature applicable to participants once a participant meets certain eligibility requirements. Under these provisions, those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%. In practice, the Company has attempted to obtain the participants' express written election to participate or not participate in salary deferrals under the Plan. Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Discretionary contributions are made at the end of the plan year by the Company and may take the form of increased matching contributions or profit-sharing contributions. Discretionary matching contributions are intended to provide an incentive to participate, as the Company can match a portion of each participant’s elective salary deferral. Discretionary profit sharing contributions allow the Company to make discretionary contributions to all eligible employees, regardless of whether the employees make elective salary deferrals. Discretionary matching contributions may be made in such amounts as the Company shall determine, subject to certain requirements, including that the discretionary matching contributions (1) may not increase as the amount of an employee's elective deferral increases, (2) may not be made with respect to elective deferrals that exceed 6% of the employee's compensation, and (3) may not exceed 4% of the employee's compensation.

Beginning January 1, 2011, the Company began making Qualified Automatic Safe Harbor, as defined in ERISA, matching contributions in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation. At the discretion of the Magnum Hunter Board of Directors (the “Board”), the Company may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. On August 7, 2014, the Board approved a discretionary matching contribution for 2013 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2013 in the form of shares of common stock of the Company. On August 6, 2015, the Board approved

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

a discretionary matching contribution for 2014 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2014 in the form of shares of common stock of the Company. The Plan recorded Employer contributions receivable of $1,809,908 and $1,631,700 as of December 31, 2014 and 2013, respectively, related to the Qualified Automatic Safe Harbor matching contribution and discretionary matching contribution for each year. See "Note 6 - Transactions with Parties in Interest".

At the discretion of the Board of Directors, the Company may also elect to contribute a discretionary contribution to the Plan either as profit sharing contributions or as Employee Stock Ownership Plan (ESOP) contributions. If the Company makes such a contribution, it will be allocated among participants based on the ratio that the compensation of each participant bears to the compensation of all participants. The Board did not elect any discretionary profit sharing or ESOP contributions for 2014 or 2013.

Participant Accounts

Each participant's account is credited with the participant's elective contributions, Employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2011, vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2 years	—%
2 years or more	100%

Vesting in the Company contribution accounts consisting of discretionary contributions and discretionary matching contributions plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 1 years	—%
1	40%
2	60%
3	80%
4 or more	100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

Notes Receivable from Participants

Generally, participants may not borrow from their accounts or withdraw any portion of their accounts prior to severance from employment. At December 31, 2013, the Plan had notes receivable from some participants who had an account balance in a previous plan. These amounts were received in full as of December 31, 2014.

Benefit Payments

Participants withdrawing during the year for reasons of disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of lump sum or roll over distributions. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited (refer to discussion below on forfeitures).

Distributions of plan benefits in the 401(k) portion of the Plan are generally made in cash. Participant’s benefits under the ESOP portion of the Plan may be distributed in shares of Company common stock or in cash. If the participant has a self-directed

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

brokerage account, the participant may elect whether benefits are distributed in cash or brokerage transfer. Shares of Company common stock may be distributed in a different year than cash held in the participant’s account.

Forfeitures

All forfeitures are used to fund Plan expenses, to correct allocation errors, or to offset Company contributions that would otherwise be made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits (the "financial statements") and related notes are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Reclassification of Prior-Period Balances

Certain prior period balances have been reclassified to correspond with current-period presentation.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. See "Note 8 - Fair Value Measurements". Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains or losses on the sale of investments are calculated based on the difference between the proceeds received upon the sale of investments and the average cost basis. Unrealized appreciation or depreciation in fair value of investments represents the increase or decrease in fair value during the year.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company.

Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits. At December 31, 2014 and 2013, there were no amounts allocated to participants who have withdrawn from the Plan.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Some administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan expenses paid on behalf of the Plan by the Company were immaterial for the years ended December 31, 2014 and 2013.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

Notes Receivable from Participants

Participant loans are recorded at the unpaid principal balance plus any accrued but unpaid interest.

Income Taxes

The Plan applied for and received a favorable determination letter from the Internal Revenue Service dated September 13, 2013. Accordingly, the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The 2014, 2013, 2012, and 2011 tax years are open for income tax examination.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued guidance related to the going concern assessment. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not expect any material changes to the Plan’s financial statements.

In May 2015, the FASB issued amended fair value measurement guidance related to disclosures for investments in certain entities that calculate net asset value per share. The new guidance removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient. Disclosures about investments in certain entities that calculate net asset value per share are limited under the revised guidance to those investments for which the entity has elected to estimate fair value using the net asset value practical expedient. The new guidance is effective for nonpublic entities reporting periods beginning after December 15, 2016. The Company does not expect any material changes to the Plan’s disclosures.

NOTE 3 - INVESTMENTS

Participants may direct their 401(k) salary deferrals and Employer contributions to be invested into any of the twenty-one investment funds offered by the Plan, as well as the self-directed brokerage account where investment decisions are directed by employees.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at December 31:

	December 31,
Description	2014	2013
Magnum Hunter common stock (1)	$1,837,650	$2,947,451
Invesco Equity and Income Fund R	$1,356,993	$934,744
Federated Kaufmann Large Cap R	$688,175	$514,386
________________________________
(1) Represents 585,239 and 403,208 shares of common stock at December 31, 2014 and 2013, respectively

No individual investment, excluding Magnum Hunter common stock, within the self-directed brokerage exceeded 5% of the Plan's

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

net assets available for benefits at December 31, 2014. Common stock of the Company represented approximately 17.6% of net assets available for benefits at December 31, 2014 compared to 29.7% of net assets available for benefits at December 31, 2013.

The following table presents the composition of the Plan's net realized and unrealized gains (losses) on investments during the years ended December 31, 2014 and 2013:

	For the Year Ended December 31,
	2014	2013
Net realized and unrealized gains (losses) on investments
Mutual Funds and other	$(129,697)	$574,027
Magnum Hunter common stock	(2,374,283)	1,072,797
Net realized and unrealized gains (losses) on investments	$(2,503,980)	$1,646,824

NOTE 4 - RISKS AND UNCERTAINTIES

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest-rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company common stock.

NOTE 5 - FORFEITURES

The Plan had balances of $54,362 and $22,227 in the forfeitures account at December 31, 2014 and 2013, respectively. During 2014, forfeitures of $11,230 were used to fund Plan expenses.

NOTE 6 - TRANSACTIONS WITH PARTIES IN INTEREST

On August 7, 2014, the Board approved a discretionary matching contribution for 2013 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2013 in the form of common stock of the Company. On September 3, 2014, Magnum Hunter contributed 245,296 shares of common stock with a fair value of $1,609,141 to the Plan, and on October 7, 2014, Magnum Hunter contributed 4,235 shares of common stock with a fair value of $22,615 to the Plan, for total contributions of $1,631,756.

On August 6, 2015, the Board approved a discretionary matching contribution for 2014 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2014 in the form of common stock of the Company. On August 26, 2015, Magnum Hunter contributed 2,290,565 shares of common stock with a fair value of $1,809,546 to the Plan.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

NOTE 8 - FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis and discloses the fair value of its financial assets. The Plan defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In accordance with GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different valuation techniques or assumptions to determine fair value of financial instruments could result in different fair value measurements as of December 31, 2014 and 2013. Further, the fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2014 Using
	Fair Value as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$1,837,650	$1,837,650	$—	$—
Mutual funds:
Emerging Markets Equity	379,833	379,833	—	—
Global Fixed Income	24,659	24,659	—	—
International Equity	200,711	200,711	—	—
Multi Strategy	2,771,790	2,771,790	—	—
US Equity	2,182,686	2,182,686	—	—
US Fixed Income	317,454	317,454	—	—
Money market funds	280,363	280,363	—	—
Self-directed brokerage:
Mutual funds	64,364	64,364	—	—
Magnum Hunter common stock	28,040	28,040	—	—
Magnum Hunter preferred stock	54,304	—	54,304	—
Common stocks	67,470	67,470	—	—
Corporate bonds	31,803	—	31,803	—
Money market funds	317,222	317,222	—	—
Total investments, at fair value	$8,558,349	$8,472,242	$86,107	$—

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

		Fair Value Measurements at December 31, 2013 Using
	Fair Value as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$2,947,451	$2,947,451	$—	$—
Mutual funds:
Emerging Markets Equity	323,856	323,856	—	—
Global Fixed Income	12,087	12,087	—	—
International Equity	200,471	200,471	—	—
Money Market	275,190	275,190	—	—
Multi Strategy	1,972,617	1,972,617	—	—
US Equity	1,570,775	1,570,775	—	—
US Fixed Income	232,975	232,975	—	—
Self-directed brokerage:
Mutual funds	315,738	315,738	—	—
Magnum Hunter common stock	65,278	65,278	—	—
Magnum Hunter preferred stock	76,240	—	76,240	—
Common stocks	132,511	132,511	—	—
Corporate bonds	30,859	—	30,859	—
Total investments, at fair value	$8,156,048	$8,048,949	$107,099	$—

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the years ended December 31, 2014 and 2013.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Mutual funds are measured at fair value with a market approach using December 31, 2014 and 2013 net asset values of the shares held by the Plan at year-end. Magnum Hunter common stock is exchange traded and measured at fair value with a market approach using the December 31, 2014 and 2013 closing price. Self-directed brokerage is measured at fair value with a market approach using the December 31, 2014 and 2013 net asset values or closing price of the investments at year-end.

NOTE 9 - DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2013, the Company failed to transmit certain participant contributions to the Plan in the amount of $68,342 within the time periods prescribed by the Department of Labor Regulation 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company transmitted the delinquent participant contributions to the Plan during 2013 and reimbursed the Plan for lost earnings of approximately $168 in the fourth quarter of 2015.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Plan Sponsor EIN: 86-0879278, Plan No. 001
Form 5500, Schedule H, Line 4a, Schedule of Delinquent Participant Contributions
Year Ended December 31, 2014

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2001-51

$68,342	(1)	$—	$68,342	$—	$—
________________________________
(1) During 2013, the Company failed to transmit certain participant contributions to the Plan in the amount of $68,342 within the time periods prescribed by the Department of Labor Regulation 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company transmitted the delinquent participant contributions to the Plan during 2013 and reimbursed the Plan for lost earnings of approximately $168 in the fourth quarter of 2015.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Plan Sponsor EIN: 86-0879278, Plan No. 001
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of Investment	Current Value
Common Stock
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation common stock	$1,837,650
Mutual Funds
Blackrock	Blackrock Pacific R	379,833
Pimco	Pimco Global Advantage Strategy Bd R	24,659
AIM	AIM European Growth R	175,952
Thornburg	Thornburg International Value R5	24,759
Calamos	Calamos Growth & Income R	51,685
Invesco	Invesco Equity and Income R	1,356,993
American Funds	American Funds 2015 Target Date Retirement Fund R1	73,031
American Funds	American Funds 2020 Target Date Retirement Fund R1	344,861
American Funds	American Funds 2025 Target Date Retirement Fund R1	229,372
American Funds	American Funds 2030 Target Date Retirement Fund R1	223,188
American Funds	American Funds 2035 Target Date Retirement Fund R1	109,008
American Funds	American Funds 2040 Target Date Retirement Fund R1	99,445
American Funds	American Funds 2045 Target Date Retirement Fund R1	208,051
American Funds	American Funds 2050 Target Date Retirement Fund R1	76,157
Allianz	AllianzGI Mid-Cap R	32,738
Allianz	Allianz NFJ Dividend Value Fund R	460,775
Columbia	Columbia Seligman Communication and Information Fund	47,106
Federated	Federated Equity Income Fund Inc R	14,738
Federated	Federated Kaufmann Large Cap R	688,175
Goldman Sachs	Goldman Sachs Small/Mid Cap Growth R	333,199
Victory	Victory Munder Index 500 Fund CI R	139,436
Perkins	Perkins Mid Cap Value Fund	38,692
Royce	Royce Premier Fund R	16,796
Victory	Victory Sycamore Small Company Opportunity Fund R	411,031
Delaware	Delaware Core Plus Bond Fund R	301,577
Eaton Vance	Eaton Vance Government Obligations R	15,876
Money Market Fund
Invesco	Invesco Cash Reserve Fund	280,363
Self-directed brokerage
Various	Mutual funds	64,364
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation common stock	28,040
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation preferred stock	54,304
Various	Common stocks	67,470
Various	Corporate bonds	31,803
Various	Money market funds	317,222
Total		$8,558,349

* Party in interest
Cost data is omitted as all investments are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator appointed by the Board of Directors of Magnum Hunter Resources Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2015                MAGNUM HUNTER RESOURCES                                             CORPORATION 401(k) EMPLOYEE STOCK                                         OWNERSHIP PLAN

By:     /s/ Gary C. Evans
Gary C. Evans
Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP